SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

May 23, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Duru
Division of Corporate Finance

Re:	Cable Holdco, Inc.
Amendment No. 1 to Registration Statement on Form S-4 and Form S-1
Filed May 23, 2008
File No. 333-150212

Ladies and Gentlemen:

On behalf of Cable Holdco, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated May 9, 2008 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 and Form S-1, File No. 333-150212 (the “S-4/S-1”), and the prospectus—offer to exchange included therein (the “Prospectus—Offer to Exchange”).

On the date hereof, the Company has filed Amendment No. 1 to the S-4/S-1 with the Securities and Exchange Commission incorporating the revisions described herein. For the convenience of the Staff’s review, the Company has set forth the text of the comments contained in the Comment Letter followed in each case by the response of the Company.

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Cable Holdco, Inc. and Ralcorp Holdings, Inc. In addition, where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

RESPONSE: The Company has revised the document in response to the Staff’s comment to ensure consistency of disclosure throughout each of the documents filed on

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May 23, 2008

behalf of the Company and Ralcorp Holdings, Inc. (“Ralcorp”), except where the context requires otherwise.

2.	You state that once a final decision is made, you may amend the registration statement and Ralcorp’s proxy statement and registration statement to reflect a spin-off rather than a split-off, and Kraft may also file a tender offer statement on Schedule TO. If you decide to do a spin-off, we will need sufficient time to review any such amendments and filings.

RESPONSE: The Company acknowledges that the Staff will need sufficient time to review any amendments and filings to reflect a spin-off rather than a split-off.

3.	Given the proposed structure of the transaction involving the distribution of securities of Cable Holdco, Inc. to holders who validly tender shares of Kraft Food Inc. in the exchange offer/tender offer, please provide an analysis of whether Kraft Foods, Inc. should be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933. We may have further comment.

RESPONSE: The Company respectfully submits that Kraft Foods Inc. should not be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933 under the circumstances contemplated by the exchange offer/tender offer. Kraft has not purchased securities from the Company with a view to, nor is Kraft offering or selling any such securities for the Company (or otherwise participating in such an offer or sale) as contemplated by Section 2(a)(11). That is, in exchanging shares of common stock of the Company for shares of common stock of Kraft, Kraft is not acting as an intermediary between the Company and the purchasers of the Company’s common stock in distributing shares of common stock for the Company’s account and, therefore, is not acting as an underwriter within the meaning of Section 2(a)(11).

Cover Page

4.	Revise to make clear that the value of Splitco stock received and, following the Merger, the value of the Ralcorp stock received may not remain above the value of the Kraft common stock tendered in the exchange following the expiration date of the exchange offer.

RESPONSE: The Company has revised the Prospectus—Offer to Exchange in response to the Staff’s comment to include the requested information. See the cover page.

May 23, 2008

Questions and Answers, page iii

5.	Avoid duplicative disclosure in the Q&As and revise to provide concise answers to questions throughout. In this regard, portions of the response in the second and third Q&As on page iii contain duplicative disclosure. Similarly, please revise to consolidate the information appearing in the first and last Q&A on page v regarding the availability of indicative exchange ratios during the exchange offer.

RESPONSE: The Company has revised the Prospectus—Offer to Exchange in response to the Staff’s comment to include the requested information. See pages iii through xii.

Questions and Answers

“What do I do if I want to retain all of my shares of Kraft common stock…”, page ix

6.	Please explain in this answer that although a Kraft shareholder may choose not to take any action, they will not be in the same position after the merger as they were prior to the merger transactions. For example, disclose here that they will hold shares in a company that no longer owns the Post cereal business.

RESPONSE: The Company has revised the Prospectus—Offer to Exchange in response to the Staff’s comment to include the requested information. See page ix.

Risk Factors, page 20

“Ralcorp does not anticipate paving any dividends on Ralcorp common stock…”, page 31

7.	Please state in this risk factor the annual cash dividends per share Kraft has paid in the last several years.

RESPONSE: The Company has revised the Prospectus—Offer to Exchange in response to the Staff’s comment to include the requested information. See page 31.

May 23, 2008

If you have any questions regarding the foregoing or Amendment No. 1 to the S-4/S-1, please contact Lisa J. Reategui at (312) 853-7833 or the undersigned at (312) 853-4348.

Very truly yours,

    /s/ Robert L. Verigan

Robert L. Verigan

cc:	Carol J. Ward, Cable Holdco, Inc.
Lisa J. Reategui, Sidley Austin LLP
Faiza J. Saeed, Cravath, Swaine & Moore LLP
Christopher Harrison, Cravath, Swaine & Moore LLP